Exhibit 2.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Constellation Software Inc. (the “Company”)

#1200 – 20 Adelaide Street East

Toronto, Ontario M5C 2T6

Item 2	Date of Material Change

August 15, 2023

Item 3	News Release

A news release was disseminated through Globe Newswire on August 15, 2023.

Item 4	Summary of Material Change

On August 15, 2023, the Company resolved to pay a special dividend (the “Warrant Dividend”), pursuant to which all common shareholders of record on August 24, 2023 (the “Record Date”) are entitled to receive, by way of a dividend-in-kind, one warrant of the Company (collectively, the “Warrants”) for each common share of the Company (collectively, the “Common Shares”) held.

Item 5	Full Description of Material Change

On August 15, 2023, the Company resolved to pay the Warrant Dividend, pursuant to which all common shareholders of record on the Record Date are entitled to receive, by way of a dividend-in-kind, one Warrant for each Common Share held.

The payment date for the Warrant Dividend is expected to be on or about August 29, 2023. The Common Shares will commence trading on an ex-dividend basis at the opening of markets on August 23, 2023.

Separately, the Company has recently announced its intention to issue up to an additional C$700 million aggregate principal amount of unsecured subordinated floating rate debentures, Series 1 of the Company (the “Series 1 Debentures”) pursuant to a rights offering (the “Rights Offering”). The Series 1 Debentures issued pursuant to the Rights Offering are expected to be issued as an additional tranche of, and treated as a single series with, the currently outstanding C$282.2 million aggregate principal amount of Series 1 Debentures.

The Series 1 Debentures contain a “Company Redemption Right”, which is an existing right of the Company contained in the trust indenture (as supplemented) governing the Series 1 Debentures, and is described in the prospectuses filed by the Company in 2014, 2015 and 2023 in connection with the distribution of Series 1 Debentures. Pursuant to the Company Redemption Right, the Series 1 Debentures are redeemable at the Company’s option annually, during a specified period, upon no more than five years’ and 15 days’ and no less than five years’ notice.

The Warrants will not be exerciseable by the holders thereof unless and until the Company exercises the Company Redemption Right in respect of the Series 1 Debentures. If the Company exercises the Company Redemption Right, each Warrant will become exercisable by the holder thereof for a period of 30 calendar days (the “Warrant Exercise Period”) starting from the date that the Company provides notice to the holders of its Series 1 Debentures that the Company is exercising the Company Redemption Right to redeem Series 1 Debentures.

Following notice by the Company of the exercise of the Company Redemption Right, each Warrant will, upon exercise, entitle the holder thereof to receive, on the 10th business day following the last date of the Warrant Exercise Period (the “Series 2 Issuance Date”) C$100 principal amount of unsecured subordinated floating rate debentures, Series 2 of the Company (the “Series 2 Debentures”) for each C$100 principal amount of Series 1 Debentures tendered for repurchase by the Company.

The Company will pay any accrued and unpaid interest on the Series 1 Debentures tendered for repurchase up to, but excluding, the Series 2 Issuance Date. Other than tendering the Series 1 Debentures for repurchase, no additional exercise price will be owing by a holder of a Warrant upon the exercise of a Warrant.

The Series 2 Debentures will be identical in all material respects to the Series 1 Debentures, except that the Series 2 Debentures will not include a Company Redemption Right. Since the Series 2 Debentures will not contain a Company Redemption Right, the Company anticipates that the exercise by holders of the Warrants would neutralize the impact of an exercise of the Company Redemption Right in respect of the corresponding principal amount of Series 1 Debentures.

The Company has no current intention to exercise the Company Redemption Right under the Series 1 Debentures.

The Warrants will not be listed on the Toronto Stock Exchange (“TSX”) or any other exchange at the time of issuance. If and when the Company Redemption Right is exercised, the Company plans to apply to list the Warrants on the TSX, so that the Warrants would trade on the TSX during the Warrant Exercise Period. The Company’s ability to list the Warrants will be subject to the approval of the TSX at such time.

All unexercised Warrants will expire on the earlier of (i) the first date on which all the outstanding Series 1 Debentures have matured or have otherwise been repurchased, redeemed or cancelled, and (ii) March 31, 2040.

Following the distribution of the Warrant Dividend, there will be 21,191,530 Warrants outstanding. The Company currently has 2,822,869 Series 1 Debentures outstanding and it intends to issue additional Series 1 Debentures from time-to-time, including in the near-term pursuant to the Rights Offering. The Company intends to ensure that the number of Warrants outstanding at any given time will significantly exceed the number of Series 1 Debentures outstanding at any given time.

In addition, if and when the Company Redemption Right is exercised, the Company plans to attempt to ensure Warrants are available to be acquired by any holder of Series 1 Debentures that wants to acquire them.

The Company has determined that the Warrants will have a nominal fair market value of C$0.0001 per Warrant at the time of the Warrant Dividend.

At the time the Warrants are issued, they should generally be qualified investments under the Income Tax Act (Canada) for a trust governed by a registered retirement savings plan, deferred profit sharing plan, registered retirement income fund, registered education savings plan, registered disability savings plan, and a tax free savings account. However, the Company makes no assurances that the Canada Revenue Agency would not take a different view. Accordingly, holders who intend to hold the Warrants in any such plan should consult their own tax advisors.

Full details of the Warrants will be included in a warrant indenture that will be available on SEDAR+ at www.sedarplus.ca following the distribution of the Warrants.

Forward Looking Statements

The statements contained in this material change report which are not historical facts are forward-looking statements, which involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward-looking statements. These statements reflect current assumptions and expectations regarding future events and speak only as of the date of this material change report. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward-looking statements.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jamal Baksh

Chief Financial Officer

Telephone: 416-861-9677

Email: jbaksh@csisoftware.com

Item 9	Date of Report

August 21, 2023